 
  **Dylan Lamar Hearn...**
dreamofthe2ndattention

Hey,
We're about to launch a Community Round!

As you know we've been pushing very hard over the last few years to launch the Suncliff brand into the national spotlight and partnering with Wefunder is a great way to generate excitement and exposure. With over 1.5 million users and potential for viral exposure, this is going to be an exciting time for our company! We're launching on Thursday 7/20.

Keep an eye out tomorrow for details on how to get involved -JG

Suncliff is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

 Let me know what you need from me and I'm in

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